CUSIP No. 31845F 10 0	Page 1 of 7
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13(d)-2(b)

FIRST ADVANTAGE CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

31845F 10 0

(CUSIP Number)

September 14, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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1.	Name of Reporting Person:		I.R.S. Identification Nos. of above persons (entities only):
Experian Information Solutions, Inc.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Ohio

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: (2)

		6.	Shared Voting Power: 3,463,415(2)

		7.	Sole Dispositive Power: (2)

		8.	Shared Dispositive Power: 17,317,073(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,463,415(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☒(2)

11.	Percent of Class Represented by Amount in Row (9): 6.4% (2)(3)

12.	Type of Reporting Person: CO

     (1) The Reporting Person may be deemed to be a part of a group with FADV Holdings LLC (“FADV Holdings”), The First American Corporation (“First American”), First American Real Estate Information Solutions, Inc. (“FARESI”) and First American Real Estate Solutions (“FARES”), as result of the Reporting Person’s 20% ownership interest in FARES (with the remaining 80% being owned by First American). FARES owns a 37.5837% membership interest in FADV Holdings (with the other members being First American, which owns a 61.2518% membership interest, and FARESI, which owns a 1.1645% membership interest). The Reporting Person expressly disclaims the existence of a group with any or all of FADV Holdings, First American, FARES, FARESI and FARES.
     (2) FADV Holdings owns beneficially 46,076,066 shares of the Issues Class B Common Stock par value $.001 per share (“Class B Stock”). The Reporting Person does not have voting power or

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dispositive power over any of these shares owned by FADV Holdings, except that it may cause FADV Holdings, under certain circumstances, to distribute up to 17,317,073 shares of Class B Stock to FARES which in turn would be required to distribute 20% of such shares to the Reporting Person and 80% to First American and certain of its subsidiaries. Upon such distribution, each share of Class B Stock distributed to the Reporting Person (but not those distributed to First American) will be automatically converted into one share of the Issuer’s Class A Common Stock par value $.001 per share (“Class A Stock”). Following such a distribution, the Reporting Person would exercise sole voting power and sole dispositive power with respect to the shares of Class A Stock owned by it, and, under certain circumstances will have the right to require the Issuer to cause such shares to be registered pursuant to the Securities Act of 1933, as amended, pursuant to and in accordance with the terms of that certain Registration Rights Agreement, dated as of September 14, 2005 between the Reporting Person and the Issuer.
     (3) Based on information provided by the Issuer, as of the close of business on September 14, 2005 there were 8,033,530 shares of Class A Stock and 46,076,066 shares of Class B Stock outstanding. Each share of Class B Stock is convertible on a one-for-one basis into one share of Class A Stock at any time in the absolute discretion of the holder of such share and on a mandatory occurrence of certain events. As all of the Class B Stock is currently held by FADV Holdings, including the shares beneficially owned by the Reporting Person, the ownership percentage has been calculated assuming the conversion of all of the outstanding shares of Class B Stock into Class A Stock.

CUSIP No. 31845F 10 0	Page 4 of 7
Item 1. (a) Name of Issuer.
First Advantage Corporation
Item 1. (b) Address of Issuer’s Principal Executive Offices.
One Progress Plaza, Suite 2400, St. Petersburg, FL 33701
Item 2. (a) Name of Person Filing.
This Schedule 13G is filed on behalf of Experian Information Solutions, Inc. (the “Reporting Person”). Experian Information Solutions, Inc. is a wholly owned subsidiary of Experian Holdings, Inc. (“EHI”). EHI is a wholly owned subsidiary of Experian North America, Inc. (“ENA”). Experian Luxembourg Sarl (“EL”) owns 74% of ENA. GUS Luxembourg Sarl (“GUS L”) owns 26% of ENA. EL is a wholly owned subsidiary of GUS Finance Luxembourg Limited (“GUS FL”). GUS FL is a wholly owned subsidiary of GUS L. GUS L is a wholly owned subsidiary of GUS US Holdings BV (“GUS US”). GUS US is a wholly owned subsidiary of GUS Overseas Holdings BV (“GUS OH”). GUS OH is a wholly owned subsidiary of Experian International Ltd (“EI”). EI is a wholly owned subsidiary of Experian Group Ltd (“EG”). EG is a wholly owned subsidiary of Experian Holdings Ltd (“EH”). EH is a wholly owned subsidiary of GUS Holdings Ltd (“GUS H”). GUS H is a wholly owned subsidiary of GUS plc. GUS plc is a publicly traded company.
Item 2. (b) Address of Principal Business Office or, if none, Residence.
475 Anton Boulevard, 4th Floor, Costa Mesa, California 92626.
Item 2. (c) Citizenship.
The Reporting Person is an Ohio corporation. ENA and EHI are each Delaware corporations. EL, GUS L, GUS FL, and GUS L were formed in Luxembourg. GUS US and GUS OH were both formed in the Netherlands. EI, EG, EH, GUS H and GUS, plc were formed in the United Kingdom.
Item 2. (d) Title of Class of Securities.
Class A Common Stock, par value $.001 per share.
Item 2. (e) CUSIP Number.
31845F 10 0

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Item 3.	If this Statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership.
(a) and (c) The Reporting Person beneficially owns 3,463,415 shares of Class A Stock, which constitutes its pro rata portion of the 46,076,066 shares of Class A Stock beneficially owned by FADV Holdings. FADV Holdings owns 46,076,066 shares of the Class B Stock. Each share of Class B Stock is convertible on a one-for-one basis into one share of Class A Stock at any time in the absolute discretion of the holder of such share and on a mandatory occurrence of certain events. The Reporting Person does not have voting power or dispositive power over any of these shares owned by FADV Holdings, except that it may cause FADV Holdings, under certain circumstances, to distribute up to 17,317,073 shares of Class B Common Stock, par value to FARES which in turn would be required to distribute 20% of such shares to the Reporting Person and 80% to First American and certain of its subsidiaries (a “Distribution Event”). Upon a Distribution Event, each share of Class B Stock distributed to the Reporting Person (but not those distributed to First American or its subsidiaries) will be automatically converted into one share of Class A Stock. Following such a distribution, the Reporting Person would exercise sole voting power and sole dispositive power with respect to the shares of Class A Stock owned by it, and, under certain circumstances will have the right to require the Issuer to cause such shares to be registered pursuant to the Securities Act of 1933, as amended, pursuant to and in accordance with the terms of that certain Registration Rights Agreement, dated as of September 14, 2005 between the Reporting Person and the Issuer.
(b) The Reporting Person has beneficial ownership of approximately 6.4% of the Class A Stock. Based on information provided by the Issuer, as of the close of business on September 14, 2005 there were 8,033,530 shares of Class A Stock and 46,076,066 shares of Class B Stock outstanding. As all of the Class B Stock is currently held by FADV Holdings, including the shares beneficially owned by the Reporting Person, the ownership percentage has been calculated assuming the conversion of all of the outstanding shares of Class B Stock into Class A Stock.
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

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Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
The Reporting Person may be deemed to be a part of a group with FADV Holdings, First American, FARESI and FARES, as result of the Reporting Person’s 20% ownership interest in FARES (with the remaining 80% being owned by First American). FARES owns a 37.5837% membership interest in FADV Holdings (with the other members being First American, which owns a 61.2518% membership interest, and FARESI, which owns a 1.1645% membership interest). The Reporting Person expressly disclaims the existence of a group with any or all of FADV Holdings, First American, FARES, FARESI and FARES.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 20, 2005

EXPERIAN INFORMATION SOLUTIONS, INC.

By:	/s/ Mark Pepper
Mark Pepper, Treasurer